This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES AN

OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 29, 2020 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operations update. All dollar values are expressed in US dollars unless otherwise stated.

UPDATES

•	Production has averaged 14,447 Boepd in Q2 2020 to date (April 14,378 Boepd, May 14,334 Boepd and June 1 to June 19 14,740 Boepd) versus 14,997 Boepd in Q1 2020;
•	Production guidance for 2020 remains unchanged at an average of 13,300 to 14,300 Boepd;
•	Sold ~100,000 bbls oil in each of the months of April and May to EGPC, with net proceeds of ~$4.0 million;
•	Collected ~$31.8 million in receivables during Q2 2020 to date;
•	Business continuity plans remain effective across our locations in response to COVID-19 with no health and safety impacts or disruption to production;
•	Negotiations continue with the Egyptian government to amend, extend and consolidate the Company’s Eastern Desert concession agreements.

PRODUCTION

Production Summary (WI before royalties and taxes):

(Boepd)	Q1 2020	Apr 2020	May 2020	Jun 2020 (to Jun 19th)	YTD Average
Egypt	12,544	12,113	12,126	12,506	12,389
Canada	2,453	2,265	2,208	2,234	2,351
Total	14,997	14,378	14,334	14,740	14,740

Over the quarter to date, production decreased marginally due to natural declines in Egypt and Canada, with June Egypt production positively impacted by successful well maintenance in May and timing of production recognition.

Please see the table entitled “Production Disclosure” at the end of this news release for the detailed constituent product types and their respective quantities measured at the first point of sale for all production amounts disclosed in this news release on a Bopd and Boepd basis.

OPERATIONS UPDATE

Arab Republic of Egypt

Western Desert – South Ghazalat (100% WI)

SGZ-6X well continues to produce from the Upper Bahariya reservoir at a rate restricted to a field estimated 200 - 250 Bopd light and medium crude to evaluate the well, manage the reservoir and optimize the separation of oil, gas and water.

Eastern Desert (100% WI)

Consistent with the Company’s revised 2020 budget, there has been no drilling activity in the Eastern Desert during Q2 2020.

Discussions with our joint venture operating partner continue to further reduce operating expenditures.  Material operating cost reductions in Egypt require the assistance of the Company’s Egyptian joint venture partner, the Egyptian General Petroleum Corporation (“EGPC”);

Despite restrictions on travel, constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements have continued throughout the quarter.

Canada

Consistent with the Company’s revised 2020 budget, there has been no drilling or completion activity during Q2 2020.

The 2-mile horizontal 2-20 well, completed in Q4 2019 and de-risking the South Harmattan fairway, was producing at field estimated rates of 186 Boepd (146 Bopd light oil, 151 Mcf/d gas, 15 Bopd NGL) in June. The Company remains encouraged as the well continues to produce above expectations for this significant new resource play.

TransGlobe’s light oil production continued to be produced at a positive field netback, despite lower crude oil prices in Western Canada early in the quarter, further supported by continued relatively strong natural gas prices. The Company put into service spare oil storage capacity of ~12,000 bbls at our Canadian producing locations during the quarter to take advantage of strength in the forward pricing curve and has retained optionality to bring on flush production in a higher commodity price environment with the deferral of completion operations on the South Harmattan well drilled in the first quarter of 2020.

CORPORATE

The Company has sold ~100,000 bbls oil in each of April and May to EGPC with net proceeds of ~$4.0 million, and expects to continue selling to EGPC at approximately this same monthly rate through the remainder of 2020, supplemented by a physical cargo in Q4 2020.

The Company has collected ~$31.8 million of receivables in Q2 2020 to date, of which ~$21.4 million was from EGPC.

As noted in our Q1 2020 update, the Company repaid $10.0 million on the $75.0 million prepayment facility agreement with Mercuria in April, leaving $20.0 million drawn and outstanding of a revolving balance of up to $75.0 million.

The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price. TransGlobe continues to be vigilant for attractive M&A opportunities steadfastly retaining its focus on shareholder value creation.

COVID-19

Business continuity plans have been implemented in all our locations and operations continue as normal. The Company has had three reported cases of COVID-19 in its joint venture operating partner in Egypt, which were managed according to established Company and local national quarantine guidelines. All three have recovered and returned to work with no onward infection spread reported.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to; production guidance for 2020, the use of proceeds by the Company from the sale of inventory in 2020, expectations relating to the liquidity of the Company for the next twelve months; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 NGL: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopd	barrels of oil per day
bbl	barrels
Boe	barrel of oil equivalent
Boepd	barrels of oil equivalent per day
MMBtu	One million British thermal units
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Production Disclosure

Production Summary (WI before royalties and taxes)

(Boepd)	June – 20 To Date	May - 20	April - 20	Q1 - 20	Q4 - 19	Q3 - 19	Q2 - 19
Egypt (Bopd)	12,506	12,126	12,113	12,544	12,831	13,750	14,663
Heavy Crude (bbls/d)	11,729	11,164	11,078	11,544	11,984	12,909	13,785
Light and Medium Crude (bbls/d)	777	962	1,035	1,000	847	841	878
Canada (Boepd)	2,234	2,208	2,265	2,453	2,531	2,193	2,277
Light and Medium Crude (bbls/d)	743	688	697	860	908	666	788
Natural Gas (mcf/d)	4,588	4,699	4,746	4,996	5,334	5,652	5,730
Associated Natural Gas Liquids (bbls/d)	726	737	775	761	735	585	533
Total (Boepd)	14,740	14,334	14,378	14,997	15,362	15,943	16,940

Production Guidance

(Boepd)	Low	High	Mid-Point
Egypt (Bopd)	11,300	12,100	11,700
Heavy Crude (bbls/d)	10,396	11,132	10,743
Light and Medium Crude (bbls/d)	904	968	957
Canada (Boepd)	2,000	2,200	2,100
Light and Medium Crude (bbls/d)	672	740	706
Natural Gas (mcf/d)	5,142	5,646	5,394
Associated Natural Gas Liquids (bbls/d)	471	519	495
Total (Boepd)	13,300	14,300	13,800

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888